Filed pursuant to Rule 433

Registration No. 333-253041

Issuer Free Writing Prospectus dated March 2, 2021

Relating to Preliminary Prospectus Supplement dated March 2, 2021

Mastercard Incorporated

$600,000,000 1.900% Notes due 2031

$700,000,000 2.950% Notes due 2051

Pricing Term Sheet

March 2, 2021

The information in this pricing term sheet supplements Mastercard Incorporated’s preliminary prospectus supplement, dated March 2, 2021 (the “Preliminary Prospectus Supplement”), and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement.

Issuer:	Mastercard Incorporated

Security Title:	1.900% Notes due 2031	2.950% Notes due 2051

Offering Format:	SEC Registered	SEC Registered

Size:	$600,000,000	$700,000,000

Maturity Date:	March 15, 2031	March 15, 2051

Coupon:	1.900%	2.950%

Interest
Payment Dates:	Semi-annually on March 15 and September 15 of each year, commencing September 15, 2021	Semi-annually on March 15 and September 15 of each year, commencing September 15, 2021

Price to Public:	99.872%	99.053%

Benchmark Treasury:	UST 1.125% due February 15, 2031	UST 1.625% due November 15, 2050

Benchmark Treasury Price and Yield:	97-10+; 1.414%	87-04+; 2.218%

Spread to Benchmark Treasury:	+ 50 basis points	+ 78 basis points

Reoffer Yield:	1.914%	2.998%

Optional Redemption:

Make-Whole Call:	+ 10 basis points prior to December 15, 2030	+ 15 basis points prior to September 15, 2050

Par Call:	On or after December 15, 2030 (3 months prior to the maturity date of the Notes)	On or after September 15, 2050 (6 months prior to the maturity date of the Notes)

CUSIP / ISIN:	57636Q AS3 /	57636Q AT1 /
	US57636QAS30	US57636QAT13

Denominations:	$2,000 and integral multiples
of $1,000 in excess thereof

Trade Date:	March 2, 2021

Expected Settlement Date:	March 4, 2021 (T+2)

Joint Book-Running
Managers:	BofA Securities, Inc.
Deutsche Bank Securities Inc.
NatWest Markets Securities Inc.
U.S. Bancorp Investments, Inc.
Citigroup Global Markets Inc.
Commerz Markets LLC
HSBC Securities (USA) Inc.
Lloyds Securities Inc.
PNC Capital Markets LLC
Santander Investment Securities Inc.
SG Americas Securities, LLC
Wells Fargo Securities, LLC

Senior Co-Managers:	Barclays Capital Inc.
ICBC Standard Bank Plc
Loop Capital Markets LLC
Mizuho Securities USA LLC
MUFG Securities Americas Inc.

Co-Managers:	AmeriVet Securities, Inc.
Blaylock Van, LLC
Samuel A. Ramirez & Company, Inc.
Siebert Williams Shank & Co., LLC
Tigress Financial Partners LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. at 1-800-294-1322, Deutsche Bank Securities Inc. at 1-800-503-4611, NatWest Markets Securities Inc. at 1-203-897-6166, or U.S. Bancorp Investments, Inc. at 1-877-558-2607.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.